BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 06, 2024

1.             Date, Time and Place: Held on May 06, 2024, at 2:30 p.m., at the office of BRF S.A.’s ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2.             Call and Attendance: Call duly carried out under the terms of Article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto.

3.             Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: (i) Analysis and approval of the Quarterly Financial Information for the Quarter ended March, 31, 2024 (“1st ITR/2024”); and (ii) Analysis and approval of the Reference Form for fiscal year 2023.

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, approved the drafting of these minutes in the form of a summary and decided, after examining and debating the matters contained in the Agenda, as follows:

5.1.	With respect to item "(i)" of the Agenda, Messrs. Members of the Board of Directors unanimously vote and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, they approved the 1st ITR/2024, together with the management report, explanatory notes, and the opinion of the independent auditors.

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Minutes of the Ordinary Meeting of the Board of Directors held on May 06, 2024.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 06, 2024

5.2.	With respect of item "(ii)" of the Agenda, Messrs. Members of the Board of Directors unanimously vote and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, they approved the filling with the Brazilian Securities and Exchange Commission of the Reference Form.

6.             Documents Filed at the Company: the documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above extract is a faithful copy of the minutes which are filed in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, May 06, 2024.

Bruno Machado Ferla

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on May 06, 2024.